Special General Meeting of Shareholders of Can-Fite BioPharma Ltd.

Date: December 24, 2014

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL AT THE MEETING

	For	Against	Abstain
1. To elect Israel Shamay as one of the Company's external directors for a three-year term ending December 24, 2017.	☐	☐	☐

	Yes	No
2. Are you a controlling shareholder in the Company, or have a personal interest in the election of Mr. Shamay other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Speical Meeting or any adjournment or postponement thereof.

Authorized Signatures - This section must be completed for your instructions to be executed.

_______________________ Please Sign Here

_______________________ Please Date Above

_______________________ Please Sign Here

_______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of Can-Fite BioPharma Ltd. to be held December 24, 2014 at 10:00 a.m. (Israel time) For Holders as of November 26, 2014

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. Israel time December 18, 2014.

PROXY TABULATOR FOR
CAN-FITE BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Can-Fite BioPharma Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. Israel time on December 18, 2014)

The undersigned hereby appoints Ilan Cohen, Chairman of the Board and Dr. Pnina Fishman, Chief Executive Officer and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in Can-Fite BioPharma Ltd. (the "Company") which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the "Special Meeting") to be held at the offices of the Company, 10 Bareket Street, Petach Tikva, Israel, on Wednesday, **December 24, 2014** at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders (the "Notice") and Proxy Statement relating to the Special Meeting ("Proxy Statement").

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Special Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Can-Fite BioPharma Ltd.
P.O. Box 8016
CARY, NC 27512-9903